Mail Stop 3561

May 4, 2007

<u>BY U.S. Mail and via Facsimile</u>

Mr. H. Michael Blair
 Chief Financial Officer
BROADVIEW INSTITUTE, INC.
4455 West 77th Street
Minneapolis, MN 55435

>   **Re: Broadview Institute, Inc.**
>   **Form 10-KSB for fiscal year ended March 31, 2006**
>   **File No. 0-08505**

Dear Mr. Blair:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief